UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._____)*

       SIMCERE PHARMACEUTICAL GROUP
(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
American Depositary Shares (ADSs), evidenced by American Depository Receipts, (ADRs)
                   each representing two Ordinary Shares
（Title of Class of Securities）

82859P 1041
（CUSIP Number）

Amy Liu 6/F Hong Kong Trade Center 161 Des Voeux Road Hong Kong 852-9364-0386	with a copy to: John Yung, Esq. Locke Lord LLP 500 Capitol Mall, Ste 1800 Sacramento, CA, 95814 (916)9302524
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                         March 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       □

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

1 The CUSIP Number applies to Issuer’s American Depository Shares, each representing two Ordinary Shares.

CUSIP No.: 82859P  104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Amy Liu

2.	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization New Zealand

Number of 7.	Sole Voting Power: 5,855,272*
Shares
Beneficially 8.	Shared Voting Power: 0
Owned by Each
Reporting Person 9.	Sole Dispositive Power: 5,855,272*
With
10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,855,272*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13.	Percent of Class Represented by Amount in Row (11) 5.5%*

14.	Type of Reporting Person IN

________________________________
* Number of shares is number of Ordinary Shares. Ms. Liu holds 2,927,636 American Depositary Shares, each representing two Ordinary Shares. Percent of class is based on 105,741,000 Ordinary Shares reported as outstanding as of March 28, 2013 on Simcere Pharmaceutical Group's website.

Item 1	Security and Issuer

This Schedule 13D (“Statement”) relates to the Ordinary Shares, par value $0.01 per share (“Ordinary Shares”), of Simcere Pharmaceutical Group (the “Issuer”), a PRC corporation. The address of the Issuer’s  principal executive office is No. 699-18 Xuanwu Avenue, Xuanwu District, Nanjing, Jiangsu Province, 210042, People’s Republic of China.

Item 2 (a) (b) (c) (d) (e)
Identity and Background

This statement is being filed by Amy Liu (the “Reporting Person” or “Ms. Liu”).

Amy Liu, an individual.

Ms. Liu’s address is 6/F Hong Kong Trade Center, 161 Des Voeux Road, Hong Kong.

Ms. Liu is a private investor, whose major business is to make investment in public companies.

Within the last five years, Ms. Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Ms. Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Ms. Liu purchased 290,774 units of ADSs for $2,622,610 (inclusive of Broker’s commissions) using her personal funds. Ms. Liu received 2,642,862 units of ADS from KWELA International Limited without consideration. Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu's son.

Item 4	Purpose of the Transaction

Ms. Liu acquired the ADSs that are the subject of this Statement for long-term investment purposes. Ms. Liu will continue to evaluate her ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Ms. Liu’s future actions with regard to this investment will be dependent upon her review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, Ms. Liu may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer, proposed going private transaction as referenced in the Issuer’s Form 6-K filed with the Securities and Exchange Commission ("SEC") on March 12, 2013, and strategies for enhancing shareholder value.

Subject to ongoing evaluation, except as otherwise set forth above, Ms. Liu has no current plans or proposals which relate to or would otherwise result in any of the situations enumerated in item (a) to (j) of Item 4 on Statement. Ms. Liu reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5	Interest in Securities of the Issuer
(a)

Ms. Liu beneficially owned the aggregate number of 5,855,272 Ordinary Shares of the Issuer, represented as 2,927,636 units of American Depository Shares (ADSs) evidenced by American Depository Receipts (ADRs). Such shares counted for 5.5% of the Ordinary Shares reported as outstanding as of March 28, 2013.

Ms. Liu expressly disclaims that she is acting as a group with any other person or entity including KWELA International Limited. Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu son.

(b)	Ms. Liu has sole voting powers and sole dispositive powers to the entire 5,855,272 shares she acquired, which is the subject of this Statement.

(c)	During the past sixty (60) days, Ms. Liu effected no transactions in the ADS or Ordinary Shares other than those set forth in the following table:

Date	No. of ADS	Price	Broker
3/21/2013	2,642,862	N/A	N/A
3/21/2013	29,894	$9.0103	UBS
3/21/2013	61,900	$9.0074	UBS
3/20/2013	100,000	$9.0275	UBS
3/20/2013	98,980	$9.0215	UBS

All of the above transactions were effected in the open market on the NYSE. All of the above transactions were purchases, except for the transactions for the 2,642,862 units of ADS on March 21, 2013 which was transferred from KWELA International Limited's UBS account to Ms. Liu's UBS account without consideration.  Ms. Liu is not a member, director or officer of KWELA International Limited, a company controlled by Ms. Liu's son.

(d)	Ms. Liu does not know any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Statement.
(e)	Not Applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Liu is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

Item 7	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2013
/s/ Amy Liu
Amy Liu